MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
____	KEVIN J. MCGRAW
TELECOPIER	ARTHUR L. PORTER, JR.
(212) 486-0701	JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

May 11, 2010

Via Email

Mark Shannon, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Avalon Oil & Gas, Inc.
Form 10-K for the Fiscal Year Ended
March 31, 2009
File No. 1-12850
Filed July 14, 2009

Dear Mr. Shannon:

On behalf of our client, Avalon Oil & Gas, Inc. (the “Company”), I am enclosing the Company’s responses and proposed changes in response to the telephone conversation between Mr. Kent Rodriguez, the Chief Executive Officer of the Company and Ms. Tracie Towner of the Staff with respect to comments “4” and “5” of your comment letter dated February 17, 2010 with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2009.  Please note that the Company desires to incorporate the revised financial information set forth below on a prospective basis, and respectfully requests that it be permitted to use such financial information as the comparative financial information with respect to its fiscal year ended March 31, 2010, subject to any further comments from the Staff.

This letter shall address comments “4” and “5” in your correspondence point by point.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 6 – Oil and Gas Property Activity, page F-12

4.
We note from your disclosure that during your fiscal year ended March 31, 2009, you acquired working interest in various wells from Bedford Energy.  As the acquisition appears to be significant, please tell us what consideration you gave to providing financial statements for the acquired business pursuant to Rule 3-05 of Regulation S-X.  Please note that for financial reporting purposes, the Staff considers the acquisition of a working interest in an oil and gas property to be a business.

As stated in our letter dated March 24, 2010, during the fiscal year ended March 31, 2009, the Company purchased assets from Bedford Energy. These consisted of four general types of assets:  (A) A salt-water disposal well; (B) non-producing properties; (C) production facilities (tank battery); and (D) a 50% interest in 640 undeveloped acres adjacent to the wellbores. When we acquired the Bedford Energy assets in December 2008, none of the five (5) wells were in producing status.  They were all shut-in. The total amount of consideration we paid for these assets was $2,000,000.  When we recorded this transaction, we charged the entire amount of $2,000,000 to the category of producing properties in error.

Please see below for a revised Assets section of the Balance Sheet with respect to the year ended March 31, 2009 which takes into account that the working interest acquired from Bedford was, at the time, unproven oil and gas properties.

Avalon Oil and Gas, Inc.
Condensed Consolidate Balance Sheets
UNAUDITED

	March 31, 2009

Assets	PRO FORMA	AS FILED
Current assets
Cash and cash equivalents	$26,406	$26,406
Accounts receivable	40,827	40,827
Deposits and prepaid expenses	43,340	43,340
Receivable from joint interests	159,208	159,208

Total current assets	269,781	269,781

Property and equipment, net	28,190	28,190
Unproven oil and gas properties	2,570,568	339,417
Producing oil and gas properties, net	421,440	2,652,591
Intellectual property rights, net	962,583	962,583

Total assets	$4,252,562	$4,252,562

Note 14 – SFAS 69 Supplemental Disclosure (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page F-23

5.
We note from the table on the bottom of page F-23 that your net proved oil and gas properties balance as of March 31, 2009 exceeds your SFAS 69 standardized measure of discounted future net revenue calculation by $1,883,927. Please tell us the reasons why this is the case, and tell us why you believe an impairment of your oil and gas properties as of March 31, 2009 is not necessary

Please see below for our proposed revised disclosure with respect to Note 14 – SFAS Supplemental Disclosures (Unaudited), which accounts for the impairments to our oil and gas properties as of March 31, 2009 pursuant to comment 5.

Standardized Measure of Discounted Future Net Cash Flows

The following schedule presents the standardized measure of estimated discounted future net cash flows from the Company's proved reserves for the fiscal years ended March 31, 2009 and 2008. Estimated future cash flows are based upon independent reserve data. Because the standardized measure of future net cash flows was prepared using the prevailing economic conditions existing at March 31, 2009 and 2008, it should be emphasized that such conditions continually change. Accordingly, such information should not serve as a basis in making any judgment on the potential value of the Company's recoverable reserves or in estimating future results of operations.

	March 31, 2009	March 31, 2008
Future production revenue	$1,700,616	$2,727,073
Future production costs	(997,417)	(752,597)
Future development costs	-	-
Future cash flows before income taxes	703,199	1,975,073
Future income tax	-	(399,016)
Future net cash flows	703,199	1,576,057
Effect of discounting future annual cash flows at 10%	(281,759)	(685,752)
Standard measure of discounted net cash flows	$421,440	$890,305

(1)  The weighted average oil wellhead price used in computing the Company's reserves was $49.64 per bbl and $101.58 per bbl at March 31, 2009 and 2008, respectively. The weighted average gas wellhead price used in computing the Company's reserves was $3.78 and $9.86/mmbtu at March 31, 2009 and 2008, respectively.

The following schedule contains a comparison of the standardized measure of discounted future net cash flows to the net carrying value of proved natural gas and oil properties at March 31, 2009 and 2008:

	March 31, 2009	March 31, 2008
Standardized measure of discount future net cash flows	$421,440	$890,305
Proved natural oil and gas property, net of accumulated depreciation, depletion, and amortization, including impairments
of $481,072	421,440	801,496

Standardized measure of discount future net cash flows in excess of net carrying
value of proved natural oil and gas properties	$-	$88,809

If there are any additional requests or comments, please contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

 By:/s/ Alan P. Fraade
Alan P. Fraade